SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2008
(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ___  No   X

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ___  No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No   X

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   N/A

Item 1: Letter from Emilio Gololmo López, Chairman of the Board of Directors of Compañía de Telecomunicaciones de Chile S.A., to the Chilean Superintendency of Securities and Insurance, with attachments.

Item 1:

[Compañía de Telecomunicaciones de Chile S.A. letterhead]

Santiago September 24, 2008

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance

I hereby attach, the originals of letters issued by the members of the board of directors of the company as indicated below, in compliance with Securities Market Law 18.045, article 207, item c), in connection with the public offer to purchase shares of Compañía de Telecomunicaciones de Chile S.A., launched on September 16, 2008 by Telefónica Internacional Holding Chile Limitada.

Emilio Gilolmo López, director,
Narcis Serra Serra, director (photocopy attached, original to follow tomorrow),
Andrés Concha Martínez, director,
Fernando Bustamante Huerta, director,
Hernán Cheyre Valenzuela, director, Carlos Díaz Vergara, alternate director,
Patricio Rojas Ramos, director, Benjamín Holmes Bierwirth, alternate director, and
Marco Colodro Hadjes, director.

With nothing further, best regards,

/s/ Emilio Gilolmo López

Emilio Gilolmo López
Chairman of the Board of Directors
Compañía de Telecomunicaciones de Chile S.A.

Santiago, September 22 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486 million series A shares and 41 million series B shares equal to 55.1% of the total stock issued with voting rights by Telefónica Chile, at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that as of this date I have no relationship whatsoever with the Bidder nor any interest in its operations, acts or contracts.

I have been a Director since April 26 2001 and I was reelected on April 13 2007 with the votes of the company Telefónica Internacional Chile S.A., the shareholder and controller of Telefónica Chile belonging to the Telefónica S.A. group.

I declare that I am not a shareholder of Telefónica Chile and that I have no personal interest in the Bid.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the terms and conditions of the Bid reported in the Notification of Commencement, in the Prospectus and the public information issued by domestic and international analysts on Telefónica Chile.

Bearing this in mind then, I deem that the Bid might be of interest to the shareholders for the reasons I set forth hereafter:

a)	The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08)

b)	The price offered carries a 33% premium over the series A shares and a 36% over the series B shares in accordance with the weighted price per volume between June 10 and September 4 2008

c)
The price offered has been carrying a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement. Furthermore, the premium paid for the latest Takeover Bids of Chilean companies has been 24% compared to the 34% of this one,

d)	The Bid covers all of the series A and B shares of Telefónica Chile, so there is no question of them being apportioned.

e)	The series B share cannot be easily disposed of in the market,

f)	The price means an EV/EBITDA 2008/E of 4.9 compared to the 4.1 of similar fixed/integrated phone companies in the region,

g)	The price of 1,000 pesos per series A shares is comparable to the average target price of the analysts of Telefónica Chile which is 1,019 pesos

h)
Telefónica Chile’s liquidity has been drastically reduced over the last two years and it could become gradually more complex and difficult to dispose of an investment in shares belonging to Telefónica Chile

i)	The difficult time that stock markets worldwide are facing where series A shares have dropped by 16% in 2008 alone

j)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Fernando Bustamante Huerta
Full Series A Director
Compañía de Telecomunicaciones de Chile S.A.

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a deputy director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 100% of the total stock of both series issued by Telefónica Chile that does not belong to the Bidder or its controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that I have no relationship whatsoever with the controller and partner of Telefónica Chile nor with the Bidder.

I also declare that I am not a shareholder of Telefónica Chile, that I have no personal interest in the Bid and that I was elected a director of the company without having received any votes from the shareholder and controller.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the information relating to Telefónica Chile that is available to the public, the terms of the Bid reported in the Notification of Commencement and the information found in the prospectus on the Bid prepared by the Bidder.

In accordance with this then, and on the basis of the factors that I have set forth hereafter, I deem that the Bid might be of interest to those shareholders wishing to dispose of their investment:

a)
The price offered has been carrying a 25% premium over the last closing price of the shares (11.09.08), a 33% premium over the series A shares and a 36% over the series B shares compared to the weighted price per volume between June 10 and September 4 2008 and a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement.

b)	The Bid covers all of the series A and B shares of Telefónica Chile that do not belong to the controller, so there is no question of apportioning them.

c)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Benjamín Holmes Bierwirth
Deputy Director

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486 million series A shares and 41 million series B shares equal to 55.1% of the total stock issued with voting rights by Telefónica Chile, at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

As of this date I have no relationship whatsoever with the Bidder nor any interest in his operations, acts or contracts.

I have been a Director since April 13 2007 elected with the votes of the company Telefónica Internacional Chile S.A., the shareholder and controller of Telefónica Chile belonging to the Telefónica S.A. group.

I declare that I am the owner of one series B share because the corporate by-laws call for all directors to be shareholders of that series. I also declare having no personal interest in the Bid.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the terms and conditions of the Bid reported in the Notification of Commencement, in the Prospectus and the public information issued by domestic and international analysts on Telefónica Chile.

Bearing this in mind then, I deem that the Bid might be of interest to the shareholders for the reasons I set forth hereafter:

a)
The price offered has been carrying a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement. Furthermore, the premium paid for the latest Takeover Bids of Chilean companies has been 24% compared with the 34% of this one,

b)	The price means an EV/EBITDA 2008/E of 4.9 compared to the 4.1 of similar fixed/integrated phone companies in the region,

c)	The price of 1,000 pesos per series A shares is comparable to the average target price of 1,019 pesos that analysts of Telefónica Chile established throughout 2008,

d)	The uncertainties being faced by stock markets worldwide as a result of fallout from the subprime crisis,

e)	The huge transformations that the telecommunications market is facing as a result of technological and regulatory changes as well as the stiff competition reigning.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Marco Colodro Hadjes
Director
Compañía de Telecomunicaciones de Chile S.A.

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 55.1% of the total stock issued with voting rights by Telefónica Chile, at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that as of this date I am a Director of the following companies belonging to the Telefónica S.A. group in which I receive no remuneration whatsoever.

-	Atento Chile S.A.

-	Telefónica Larga Distancia S.A.

-	Telefónica Empresas Chile S.A.

-

I am also a Director of Telefónica Internacional Chile S.A. where I do receive a remuneration.

I have been a Director of Telefónica Chile since April 27 2006, elected with the votes of the company Telefónica Internacional Chile S.A., the shareholder and controller of Telefónica Chile belonging to the Telefónica S.A. group.

I declare that I am not a shareholder of Telefónica Chile and that I have no personal interest in the Bid other than what might stem from the relations previously declared.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the terms and conditions of the Bid Reported in the Notification of Commencement, in the Prospectus and public information issued by domestic and international analysts on Telefónica Chile.

Bearing this in mind then, I deem that the Bid might be of interest to the shareholders for the reasons I set forth hereafter:

a)	The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08)

b)	The price offered carries a 32.8% premium over the series A shares and a 35.9% over the series B shares in accordance with the weighted price per volume between June 10 and September 4 2008

c)
The price offered has been carrying a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement. Furthermore, the premium paid for the latest Takeover Bids of Chilean companies has been 24% compared to the 34% of this one,

d)	The Bid covers all of the series A and B shares of Telefónica Chile, so there is no question of them being apportioned.

e)	The series B share cannot be easily disposed of in the market,

f)	The price means an EV/EBITDA 2008/E of 4.9 compared to the 4.1 of similar fixed/integrated phone companies in the region,

g)	The price of 1,000 pesos per series A shares is comparable to the average target price of the analysts of Telefónica Chile which is 1,019 pesos

h)
Telefónica Chile’s liquidity has been drastically reduced over the last two years and it could become gradually more complex and difficult to dispose of an investment in shares belonging to Telefónica Chile

i)	The difficult time that stock markets worldwide are facing where series A shares have dropped by 16% in 2008 alone

j)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Emilio Gilolmo López
Director
Compañía de Telecomunicaciones de Chile S.A.

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a full director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 100% of the total stock of both series issued by Telefónica Chile and which does not belong to the Bidder or to its controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that I have no relationship whatsoever with the partner and controller of Telefónica Chile nor with the Bidder

I also declare that I am not a shareholder of Telefónica Chile, that I have no personal interest in the Bid and that I was elected a director of the company without any votes from the shareholder and controller.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the information relating to Telefónica Chile that is available to the public, the terms of the Bid reported in the Notification of Commencement and the information found in the prospectus on the Bid prepared by the Bidder.

With this in mind, and on the basis of the factors that I mention hereafter, I deem that the Bid might be of interest to those shareholders wishing to dispose of their investment:

a)
The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08), a 33% over the series A shares and a 36% over the series B shares compared to the weighted price per volume between June 10 and September 4 2008 and a 34% premium over the average price of series A shares during the last 30 stock market sessions prior to the Notification of Commencement.

b)	The Bid covers all of the series A and B shares of Telefónica Chile that do not belong to the controller, so there is no question of them being apportioned.

c)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Patricio Rojas Ramos
Full Director

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada
Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 55.1% of the total stock issued by Telefónica Chile that does not belong to the Bidder or its controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

As of this date I have no relationship with the Bidder nor any interest in his operations, acts or contracts.

I have been a director since April 13 2007, elected with the votes of the company Telefónica Internacional Chile S.A., the stockholder and controller of Telefónica Chile belonging to the Telefónica S.A. group.

I hereby declare that I am not a shareholder of Telefónica Chile and that I have no personal interest in the Bid.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the terms and conditions of the Bid reported in the Notification of Commencement, in the Prospectus and the public information issued by domestic and international analysts regarding Telefónica Chile.

With the foregoing in mind, I deem that the Bid might be of interest to the shareholders for the reasons I shall now go on to explain:

a)
The price offered has been carrying a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement. Moreover, the premium paid for the latest Takeover Bids of Chilean companies amounted to 24% compared to the 34% of this one,

b)	The price means an EV/EBITDA 2008/E of 4.9 compared to the 4.1 of similar fixed/integrated phone companies in the region.

c)	The price of 1,000 pesos per series A shares is comparable with the average target price of 1,019 pesos that the analysts of Telefónica Chile established throughout 2008.

d)	The uncertainties faced by stock markets worldwide as a result of fallout from the subprime crisis.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Andrés Concha Rodríguez
Director of Compañía de Telecomunicaciones de Chile

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 100% of the total stock of both series issued by Telefónica Chile and which does not belong to the Bidder or his controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare I have been a Director since April 27 2007, elected with the votes of the shareholder Telefónica Internacional Chile S.A., the controller of Telefónica Chile belonging to the Telefónica S.A. group.

Moreover, I am a director on the board of the companies Telefónica Internacional SAU and Telesp, representing Telefónica S.A., and I receive a remuneration as such.

I declare that I am not a shareholder of Telefónica Chile and that I have no personal interest in the Bid other than what could stem from the relations described previously.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the terms and conditions of the Bid reported in the Notification of Commencement, in the Prospectus and the public information issued by domestic and international analysts on Telefónica Chile.

Bearing this in mind then, I deem that the Bid might be of interest to the shareholders for the reasons I set forth hereafter:

a)	The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08)

b)	The price offered carries a 33% premium over the series A shares and a 36% over the series B shares in accordance with the weighted price per volume between June 10 and September 4 2008

c)
The price offered has been carrying a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement. Furthermore, the premium paid for the latest Takeover Bids of Chilean companies has been 24% compared to the 34% of this one,

d)	The Bid covers all of the series A and B shares of Telefónica Chile, so there is no question of them being apportioned.

e)	The series B share cannot be easily disposed of in the market,

f)	The price means an EV/EBITDA 2008/E of 4.9 compared to the 4.1 of similar fixed/integrated phone companies in the region,

g)	The price of 1,000 pesos per series A shares is comparable to the average target price of the analysts of Telefónica Chile which is 1,019 pesos

h)
Telefónica Chile’s liquidity has been drastically reduced over the last two years and it could become gradually more complex and difficult to dispose of an investment in shares belonging to Telefónica Chile,

i)	The difficult time that stock markets worldwide are facing where series A shares have dropped by 16% in 2008 alone, and

j)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Narcis Serra Serra

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a full director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 100% of the total stock of both series issued by Telefónica Chile and which does not belong to the Bidder or to its controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that I have no relationship whatsoever with the partner and controller of Telefónica Chile nor with the Bidder

I also declare that I am not a shareholder of Telefónica Chile, that I have no personal interest in the Bid and that I was elected a director of the company without any votes from the shareholder and controller.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the information relating to Telefónica Chile that is available to the public, the terms of the Bid reported in the Notification of Commencement and the information found in the prospectus on the Bid prepared by the Bidder.

With this in mind, and on the basis of the factors that I mention hereafter, I deem that the Bid might be of interest to those shareholders wishing to dispose of their investment:

a)
The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08), a 33% over the series A shares and a 36% over the series B shares compared to the weighted price per volume between June 10 and September 4 2008 and a 34% premium over the average price of series A shares during the last 30 stock market sessions prior to the Notification of Commencement.

b)	The Bid covers all of the series A and B shares of Telefónica Chile that do not belong to the controller, so there is no question of them being apportioned.

c)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Hernán Cheyre Valenzuela
Full Director

Santiago, September 24 2008

To the Shareholders of
Compañía de Telecomunicaciones de Chile S.A.

Re: Takeover Bid of the Shares of Compañía de Telecomunicaciones de Chile S.A.
by Telefónica S.A. through its subsidiary Inversiones Telefónica Internacional Holding Limitada

Dear Sirs,

In accordance with what is set forth in letter c) of article 207 of Act 18,045 of the Securities Market and in my capacity as a deputy director of Compañía de Telecomunicaciones de Chile S.A. (Telefónica Chile), I have pleasure in setting out as follows my opinion regarding the takeover bid of the shares referred to (the “Bid”).

1.	Background information behind the Bid:

As you will have noticed in advertisements published in the newspapers El Mercurio of Santiago and La Tercera on September 16 last (the “Notification of Commencement”), the company Inversiones Telefónica Internacional Holding Limitada (the “Bidder”), a company belonging to the Telefónica S.A. group has offered to acquire 486,001,923 series A shares and 41,422,151 series B shares equal to 100% of the total stock of both series issued by Telefónica Chile that does not belong to the Bidder or its controller Telefónica Internacional Chile S.A., at a price of 1,000 pesos per series A share and 900 pesos per series B share, payable in cash. The remainder of the terms and conditions of the Bid are mentioned in the Notification of Commencement and in the prospectus of the Bid prepared by the Bidder that is at the disposal of any parties interested and the shareholders of Telefónica Chile.

2.	Relations with the Bidder and the controller:

I declare that I have no relationship with the partner and controller of Telefónica Chile nor with the Bidder.

I also hereby declare that I am not a shareholder of Telefónica Chile, that I have no personal interest in the Bid and that I was elected a director of the company without having received any votes from the shareholder and controller.

3.	An opinion on the Bid.

Whilst preparing this opinion, I have taken into account the information relating to Telefónica Chile that is available to the public, the terms of the Bid reported in the Notification of Commencement and the information found in the prospectus on the Bid prepared by the Bidder.

In accordance with this then, and on the basis of the factors that I shall set forth hereafter, I deem that the Bid might be of interest to those shareholders wishing to dispose of their investment:

a)
The price offered has been carrying a 25% premium over the latest closing price of the share (11.09.08), a 33% premium over the series A shares and a 36% over the series B shares compared to the weighted price per volume between June 10 and September 4 2008 and a 34% premium over the average price of the series A shares during the last 30 stock market sessions prior to the Notification of Commencement.

b)	The Bid covers all of the series A and B shares of Telefónica Chile that do not belong to the controller, so there is no question of them being apportioned.

c)	The price will be paid in cash within 30 days from the Notification of Commencement.

4.	Final Considerations:

I should like the shareholders to know that I am stating this opinion whilst complying with my legal obligation and it is not an advice or a recommendation to the shareholders to sell or keep their shares of Telefónica Chile. Therefore, I recommend the shareholders seek whatever advice they feel is pertinent both as regards the legal, financial and tax aspects as well as any others, in order that they might to take an informed decision that is in their best interests.

Yours faithfully,

(signature illegible)

Carlos Díaz Vergara
Deputy Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
	Name:	Isabel Margarita Bravo C.
	Title:	Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.